Filed Pursuant to Rule 433

Dated September 12, 2016

Registration Statement No. 333-200941-01

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet Dated September 12, 2016

Issuer:	Interstate Power and Light Company

Security Type:	Senior Debentures

Principal Amount:	$300,000,000

Maturity Date:	September 15, 2046

Coupon:	3.70%

Price to Public:	99.300% of the principal amount

Yield to Maturity:	3.739%

Benchmark Treasury:	2.50% due May 15, 2046

Benchmark Treasury Yield:	2.389%

Spread to Benchmark Treasury:	+135 bps

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2017

Optional Redemption – Reinvestment Rate:	Prior to March 15, 2046, make-whole call at Treasury +25 bps

Optional Redemption at Par:	On or after March 15, 2046

Trade Date:	September 12, 2016

Settlement Date:	September 15, 2016 (T+3)

CUSIP:	461070 AN4

ISIN:	US461070AN44

Anticipated Ratings*:	Baa1/A- (Moody’s/S&P)

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Mischler Financial Group, Inc. U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Barclays Capital Inc. by calling (888) 603-5847 or by e-mailing barclaysprospectus@broadridge.com, from J.P. Morgan Securities LLC by calling (212) 834-4533 or from KeyBanc Capital Markets Inc. by calling (888) 227-6479.